OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11757
T 631.962.2000 F 631 752.3880
www.osip.com
                             July 22, 2009
Via Federal Express and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Laura Crotty, Staff Attorney
Re:	OSI Pharmaceuticals, Inc. (“OSI”) Form 10-K for the Fiscal Year ended December 31, 2008 Definitive Proxy Statement Filed April 29, 2009 File No. 000-15190
Dear Ms. Crotty:
     This letter is in response to your letter dated July 20, 2009 relating to OSI’s Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009, and Definitive Proxy Statement, filed on April 29, 2009 (File No. 000-15190). Pursuant to our conversation on July 21, 2009, OSI is requesting an extension of the ten (10) business day response date in your letter to ensure that its management has the opportunity to fully consider and respond to your comments. OSI proposes to provide a response to your letter on or before August 21, 2009, which it will file with the Securities and Exchange Commission (the “SEC”) via hard copy to you and EDGAR.
     OSI has filed this correspondence today with the SEC via EDGAR. If you have any questions concerning the foregoing, please do not hesitate to contact me at (631) 962-2048.

Sincerely,
/s/ Jon Brooks
Jon Brooks Associate General Counsel — Corporate and Securities

cc:	Barbara A. Wood, Esq., Senior Vice President, General Counsel and Secretary